UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C)
          AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                               (AMENDMENT NO. 3)*

                            DANA HOLDING CORPORATION
                               (NAME OF ISSUER)

                          Common Stock $0.01 par value
                         (TITLE OF CLASS OF SECURITIES)

                                   235825205
                                 (CUSIP NUMBER)

                                 March 9, 2010
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            [x] Rule 13d-1(b)
                            [ ] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 235825205                                           Page 1 of 3 Pages
                            13G

1.    NAME OF REPORTING PERSONS

      Avenue Capital Management II, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            5.  SOLE VOTING POWER

                  None.
            6.  SHARED VOTING POWER

                  7,102,235

            7. SOLE DISPOSITIVE POWER

                  None.

            8. SHARED DISPOSITIVE POWER

                  7,102,235


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,102,235

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.0%

12.   TYPE OF REPORTING PERSON

           IA

CUSIP NO. 235825205                                           Page 2 of 3 Pages
                            13G

1.    NAME OF REPORTING PERSONS

            Avenue Capital Management II GenPar, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            5.  SOLE VOTING POWER

                  None.
            6.  SHARED VOTING POWER

                  7,102,235

            7. SOLE DISPOSITIVE POWER

                  None.

            8. SHARED DISPOSITIVE POWER

                  7,102,235


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,102,235

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.0%

12.   TYPE OF REPORTING PERSON

           HC

CUSIP NO. 235825205                                           Page 3 of 3 Pages
                            13G

1.    NAME OF REPORTING PERSONS

            Marc Lasry

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            5.  SOLE VOTING POWER

                  None.
            6.  SHARED VOTING POWER

                  7,102,235

            7. SOLE DISPOSITIVE POWER

                  None.

            8. SHARED DISPOSITIVE POWER

                  7,102,235


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,102,235

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.0%

12.   TYPE OF REPORTING PERSON

           HC/IN

ITEM 1.

(A)   NAME OF ISSUER:   Dana Holding Corporation

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      3939 Technology Drive
      Maumee, OH 43537

ITEM 2.

(A)   NAMES OF PERSONS FILING:  See Cover Pages, Item 1.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      c/o Avenue Capital Management II, L.P.
      535 Madison Avenue, 15th Floor
      New York, NY  10022

(C)   CITIZENSHIP:  See Cover Pages, Item 4.

(D)   TITLE  OF  CLASS OF SECURITIES:   Common Stock, par value $0.01 (including
      securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(E)   CUSIP NO.:   235825205

ITEM 3. STATEMENT FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C):

      Avenue Capital Management II, L.P. is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      Avenue Capital Management II GenPar, LLC is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      Marc Lasry is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

ITEM 4. OWNERSHIP

      See Cover Pages, Items 5 through 11.

      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 139,421,053 shares of Common Stock outstanding as of February 12, 2010, as reported by the Issuer in its Annual Report on Form 10-K filed on February 24, 2010. The approximate percentages are percentages of outstanding stock and have been calculated by including 3,442,673 shares of Common Stock issuable upon conversion of the shares of the Issuer's Series B Preferred Stock held by the Reporting Persons at the conversion price reported by the Issuer in its Form 10-K filed on February 24, 2010, as such shares are convertible into Common Stock within 60 days of the date hereof. Before rounding off to the nearest tenth, as required by the instructions to cover page Items 5-9 and 11, the percentage of shares of Common Stock beneficially owned by the Reporting Persons is 4.97%.

      Collectively, the securities reported in this Schedule 13G were held as of the date hereof by Avenue Investments, L.P., a Delaware limited partnership, Avenue Special Situations Fund V, L.P., a Delaware limited partnership, Avenue Special Situations Fund IV, L.P., a Delaware limited partnership, Avenue-CDP Global Opportunities Fund, L.P. a Cayman Islands exempted limited partnership, and Avenue International Master, L.P., a Cayman Islands exempted limited partnership (collectively, the "Avenue Entities"). Avenue Capital Management II, L.P. is an investment adviser to each of the Avenue Entities. Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P. and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC. Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC, and Marc Lasry are collectively referred to as the "Reporting Persons" in this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following [x].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Avenue Capital Management II GenPar, LLC and Marc Lasry are each filing this Schedule pursuant to Rule 13d-1(b)(1)(ii)(G). Avenue Capital
      Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P., which is filing this Schedule pursuant to Rule 13d-1(b)(1)(ii)(E) as it is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

      By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were acquired, and are held, in the ordinary course of business, were not acquired, and are not held, for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated:  March 12, 2010

                                           AVENUE CAPITAL MANAGEMENT II, L.P.


                                           By:   Avenue Capital Management II
                                                 GenPar, LLC, its General
                                                 Partner

                                                 /s/Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member



                                           AVENUE CAPITAL MANAGEMENT II GENPAR,
                                           LLC


                                                 /s/Marc Lasry
                                           By:   Marc Lasry
                                           Its:  Managing Member





                                                       /s/Marc Lasry
                                           Name:       Marc Lasry
                                           Capacity:   Individually

                               INDEX TO EXHIBITS



Exhibit A    Agreement of Reporting Persons

                                   EXHIBIT A

AGREEMENT OF REPORTING PERSONS

Each of the undersigned hereby agree to file jointly this Schedule to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to this Schedule, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  March 12, 2010

                                               AVENUE CAPITAL MANAGEMENT II,
                                               L.P.


                                               By:   Avenue Capital Management
                                                     II GenPar, LLC,
                                                     its General Partner

                                                     /s/Marc Lasry
                                               By:   Marc Lasry
                                               Its:  Managing Member



                                               AVENUE CAPITAL MANAGEMENT II
                                               GENPAR, LLC


                                                     /s/Marc Lasry
                                               By:   Marc Lasry
                                               Its:  Managing Member





                                                            /s/Marc Lasry
                                               Name:        Marc Lasry
                                               Capacity:    Individually